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         HX INVESTORS, L.P. COMPLETES TENDER OFFERS FOR COMMON STOCK OF
       SHELBOURNE PROPERTIES I, INC., SHELBOURNE PROPERTIES II, INC. AND
                        SHELBOURNE PROPERTIES III, INC.

     JERICHO, NEW YORK, August 19, 2002 -- HX Investors, L.P. announced today that it had successfully completed its tender offers for up to 30% of the outstanding shares of the common stock of each of Shelbourne Properties I, Inc. (Amex: HXD), Shelbourne Properties II, Inc. (Amex: HXE) and Shelbourne Properties III, Inc. (Amex: HXF) at prices of $63.15, $73.85 and $58.30 per share, respectively, net to the seller in cash. As of the expiration of the tender offers, each offer was oversubscribed. Accordingly, upon completion of the probation which is expected to occur on August 22, 2002 following the expiration of the guaranteed delivery period, HX Investors L.P. will own, as a result of these purchases, 42.00% of the total shares outstanding in Shelbourne Properties I, Inc., 41.26% of the total shares outstanding in Shelbourne Properties II, Inc., and 41.50% of the total shares outstanding in Shelbourne Properties III, Inc.

     For additional information, please contact MacKenzie Partners, Inc., our information agent, at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect).